EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership’s ratios of earnings to combined fixed charges and preferred distributions for the nine months ended September 30, 2004 and the five years ended December 31, 2003 were as follows:

	Nine months ended September 30, 2004	Year Ended December 31,
		2003	2002	2001	2000	1999
	(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, gains (losses) on sales of real estate and other assets and land held for development, discontinued operations, cumulative effect of a change in accounting principle and preferred distributions	$233,698	$296,033	$273,431	$241,236	$206,128	$164,978
Gains (losses) on sales of real estate and land held for development	9,822	70,627	233,304	11,238	(313)	8,735
Amortization of interest capitalized	2,021	2,640	2,526	950	415	153
Distributions from unconsolidated joint ventures	3,648	8,412	8,692	2,735	1,848	972
Combined fixed charges and preferred distributions (see below)	250,174	342,244	316,835	306,709	275,607	242,199
Subtract:
Interest capitalized	(10,128)	(19,200)	(22,510)	(59,292)	(37,713)	(16,953)
Preferred distributions	(13,254)	(23,608)	(31,258)	(36,026)	(32,994)	(32,111)

Total earnings	$475,981	$677,148	$781,020	$467,550	$412,978	$367,973

Combined fixed charges and preferred distributions:
Interest expensed	$226,792	$299,436	$263,067	$211,391	$204,900	$193,135
Interest capitalized	10,128	19,200	22,510	59,292	37,713	16,953
Preferred distributions	13,254	23,608	31,258	36,026	32,994	32,111

Total combined fixed charges and preferred distributions	$250,174	$342,244	$316,835	$306,709	$275,607	$242,199

Ratio of earnings to combined fixed charges and preferred distributions	1.90	1.98	2.47	1.52	1.50	1.52

The ratio of earnings to combined fixed charges and preferred distributions was computed by dividing earnings by combined fixed charges and preferred distributions. Earnings consist of income before minority interests in property partnerships, income from unconsolidated joint ventures, discontinued operations, cumulative effect of a change in accounting principle and preferred distributions, plus amortization of interest capitalized, distributions from unconsolidated joint ventures, and combined fixed charges and preferred distributions, minus interest capitalized and preferred distributions. Combined fixed charges and preferred distributions consist of interest expensed, which includes credit enhancement fees and amortization of loan costs, interest capitalized, and preferred distributions.